UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NuPathe Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67059M100

(CUSIP Number)

Brian J. Sisko, Senior Vice President & General Counsel Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087 (610) 293-0600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS: Safeguard Scientifics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 49,698
	8	SHARED VOTING POWER: 7,651,128(1)(2)
	9	SOLE DISPOSITIVE POWER: 49,698
	10	SHARED DISPOSITIVE POWER: 7,651,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,700,826
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 38.8%(3)
14	TYPE OF REPORTING PERSON: CO

(1)

Includes 2,500,000 shares of Common Stock that may be acquired upon conversion of 2,500 shares of Series A Preferred Stock. Prior to their conversion to Common Stock, such 2,500 shares of Series A Preferred Stock entitle the holder thereof to 1,152,000 votes. Includes an additional 2,500,000 shares of Common Stock that may be acquired upon the exercise of Warrants (as such term is defined in Item 4 of this Schedule 13D). The Warrants will not be exercisable until April 23, 2013, but are deemed beneficially owned pursuant to Rule 13d-3(d)(1)(i).

(2)

Excludes voting power over 5,301,500 shares, which reflects the number of votes entitled to be cast over 11,500 shares of Series A Preferred Stock, prior to any conversion of such shares to Common Stock. Safeguard Delaware, Inc. (“SDI”) has been granted proxies by the holders of those 11,500 shares of Series A Preferred Stock to vote in favor of up to two persons designated by SDI to serve on the Board of Directors. Such voting proxies are limited to voting for SDI’s designees for directors and do not entitle the proxyholder to any other voting rights on behalf of the covered shares and any such proxy will terminate upon conversion of the related shares of Series A Preferred Stock to Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission by any Reporting Person that it is the beneficial owner of any shares covered by such proxies and such beneficial ownership is expressly disclaimed.

(3)

All ownership percentages reported herein are based on 14,763,801 shares of Common Stock outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement (as such term is defined in Item 3 of this Schedule 13D).

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS: Safeguard Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,651,128(1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,651,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,651,128
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 38.7%(3)
14	TYPE OF REPORTING PERSON: CO

(1)

Includes 2,500,000 shares of Common Stock that may be acquired upon conversion of 2,500 shares of Series A Preferred Stock. Prior to their conversion to Common Stock, such 2,500 shares of Series A Preferred Stock entitle the holder thereof to 1,152,000 votes. Includes an additional 2,500,000 shares of Common Stock that may be acquired upon the exercise of Warrants (as such term is defined in Item 4 of this Schedule 13D). The Warrants will not be exercisable until April 23, 2013, but are deemed beneficially owned pursuant to Rule 13d-3(d)(1)(i).

(2)

Excludes voting power over 5,301,500 shares, which reflects the number of votes entitled to be cast over 11,500 shares of Series A Preferred Stock, prior to any conversion of such shares to Common Stock. SDI has been granted proxies by the holders of those 11,500 shares of Series A Preferred Stock to vote in favor of up to two persons designated by SDI to serve on the Board of Directors. Such voting proxies are limited to voting for SDI’s designees for directors and do not entitle the proxyholder to any other voting rights on behalf of the covered shares and any such proxy will terminate upon conversion of the related shares of Series A Preferred Stock to Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission by any Reporting Person that it is the beneficial owner of any shares covered by such proxies and such beneficial ownership is expressly disclaimed.

(3)

All ownership percentages reported herein are based on 14,763,801 shares of Common Stock outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement (as such term is defined in Item 3 of this Schedule 13D).

CUSIP No. 67059M100

This Amendment No. 1 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 4, 2012 (as amended, the “Schedule 13D”) by Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”); and Safeguard Delaware, Inc., a Delaware corporation (“SDI” and together with Safeguard, the “Reporting Persons”); relating to the common stock, par value $0.001 per share (the “Common Stock”), of NuPathe Inc., a Delaware corporation (the “Issuer”).

Items 3, 4 and 5 are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure previously contained in Item 3 is amended and restated in its entirety as follows:

Safeguard has funded SDI’s acquisition of securities of the Issuer from its general working capital. As more fully described in Item 4 of this Schedule 13D, pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) dated September 25, 2012 by and among the Issuer, SDI and the other equity purchasers party thereto, SDI agreed to purchase $5 million of units (“Units”) from the Issuer, each such Unit consisting of one one-thousandth (1/1,000) of a share of Series A Preferred Stock and one Warrant (as such term is defined in Item 4) to acquire one share of Common Stock. SDI paid the $5 million aggregate purchase price (a per-Unit price of $2.00) upon the closing of the Private Placement (as such term is defined in Item 4) on October 23, 2012.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented by adding the following at the end thereof:

The closing of the Private Placement occurred on October 23, 2012. Upon such closing, SDI acquired 2,500,000 Units, which had the effect of increasing the Reporting Persons’ beneficial ownership to include an additional 2,500,000 shares of Common Stock that may be acquired upon the conversion of 2,500 shares of Series A Preferred Stock (prior to their conversion to Common Stock, such shares of Series A Preferred Stock entitle the holder thereof to 1,152,000 votes, and (ii) an additional 2,500,000 shares of Common Stock that may be acquired upon the exercise of the Warrants at an exercise price of $2.00 per share (such Warrants will not be exercisable until April 23, 2013, but are deemed beneficially owned pursuant to Rule 13d-3(d)(1)(i)). Upon the closing, SDI also acquired certain limited voting rights over an additional 5,301,500 shares as the result of being granted irrevocable proxies empowering SDI to vote for individuals to be chosen by the Reporting Persons as Series A Directors. Furthermore, upon the closing, the composition of the Issuer’s board was changed to consist of eight persons, including one director, Richard Kollender, designated by Quaker, and two directors, Brian J. Sisko and James A. Datin, designated by SDI.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending on various factors, may take such actions with respect to their shares as they deem appropriate, including but not limited to, purchasing shares of Common Stock, selling shares of Common Stock, converting shares of Series A Preferred Stock to Common Stock, exercising warrants for shares of Common Stock, taking action to further change the composition of the Issuer’s board of directors, or taking any other actions with respect to the Issuer’s securities in any manner permitted by law or otherwise by changing their intentions with respect to any and all subjects referenced in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:

(a) SDI beneficially owns 7,651,128 shares of Common Stock, constituting approximately 38.7% of such class of securities.

CUSIP No. 67059M100

SDI has shared voting and dispositive powers with respect to a total of 7,651,128 shares, consisting of: (i) 2,632,366 shares of Common Stock held of record; (ii) 18,762 shares of Common Stock which may be acquired by SDI upon the exercise of warrants at an exercise price of $7.45 per share; (iii) 2,500,000 shares of Common Stock which may be acquired by SDI upon the conversion of 2,500 shares of Series A Preferred Stock (prior to their conversion to Common Stock, such shares of Series A Preferred Stock entitle the holder thereof to 1,152,000 votes); and (iv) 2,500,000 shares of Common Stock which may be acquired by SDI upon the exercise of Warrants at an exercise price of $2.00 per share. SDI does not have sole voting or dispositive powers with respect to such shares.

Safeguard, as the sole stockholder of SDI and the employer of Gary J. Kurtzman, beneficially owns 7,700,826 shares of Common Stock, constituting approximately 38.8% of such class of securities.

Safeguard, as the sole stockholder of SDI, has shared voting and dispositive powers with respect to a total of 7,651,128 shares, consisting of: (i) 2,632,366 shares of Common Stock held of record by SDI; (ii) 18,762 shares of Common Stock which may be acquired by SDI upon the exercise of warrants at an exercise price of $7.45 per share; (iii) 2,500,000 shares of Common Stock which may be acquired by SDI upon the conversion of 2,500 shares of Series A Preferred Stock (prior to their conversion to Common Stock, such shares of Series A Preferred Stock entitle the holder thereof to 1,152,000 votes); and (iv) 2,500,000 shares of Common Stock which may be acquired by SDI upon the exercise of warrants at an exercise price of $2.00 per share.

Gary J. Kurtzman, who was a director of the Issuer until October 23, 2012 and is an employee of Safeguard, holds an aggregate of 49,698 stock options to acquire shares of Common Stock of the Issuer. Pursuant to the terms of his employment with Safeguard and a written agreement between Dr. Kurtzman and Safeguard, Safeguard is the beneficial owner of the options held by Dr. Kurtzman and may direct his actions regarding such options. Safeguard may be deemed to have sole voting or dispositive powers with respect to the shares underlying the stock options held by Dr. Kurtzman.

SDI has been granted proxies to vote 11,500 shares of Series A Preferred Stock, which, prior to conversion to Common Stock, entitles it to 5,301,500 votes in favor of its designees to serve as directors on the Board of Directors. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission by any Reporting Person that it is the beneficial owner of any shares covered by such proxies and such beneficial ownership is expressly disclaimed. As sole stockholder of SDI, Safeguard has the right to exercise such proxies.

Other Individuals Mr. Datin beneficially owns, and has sole voting and dispositive power over, 20,620 shares of Common Stock. None of the other individuals listed on Schedules II and III referenced in Item 2 of this Schedule 13D beneficially owns, or has sole or shared voting or dispositive power over, any shares of Common Stock.

(c) On September 30, 2012, Mr. Kurtzman was granted stock options to acquire 4,695 shares of Common Stock. None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the individuals listed on Schedules II and III referenced in Item 2 above, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2012

SAFEGUARD SCIENTIFICS, INC.

By:	BRIAN J. SISKO
Name: Brian J. Sisko
Title: Senior Vice President & General Counsel

SAFEGUARD DELAWARE, INC.

By:	BRIAN J. SISKO
Name: Brian J. Sisko
Title: Vice President